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                                                                     EXHIBIT (n)

                                     BIOVAIL


                           CORPORATION INTERNATIONAL





                                    [ LOGO ]





                              INTERIM REPORT 1999


                                  THIRD QUARTER
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DEAR FELLOW SHAREHOLDERS

Once again I am pleased to report an excellent performance by Biovail Corporation International in the third quarter of 1999. The Company achieved record third quarter and nine month financial results. These results were attributable to many factors, including continued growth in sales of Tiazac(R), sales of a generic formulation of Verelan in the US, increased revenue from third party research and development, and the expansion of Crystaal, our Canadian sales and marketing division. The third quarter was also marked by strategic expansion, as the Company acquired Fuisz Technologies Ltd., an acquisition that will significantly expand Biovail's drug delivery technologies and platforms. This acquisition, along with other events during the quarter, will continue to fuel your Company's growth.

TIAZAC (R)

Tiazac(R), Biovail's once-daily diltiazem formulation for the treatment of angina and hypertension, continues to report increasing market penetration, both in the lucrative US diltiazem market, where Tiazac's(R) share now exceeds 16%, and in Canada, where it is marketed directly by Crystaal. Further expansion opportunities exist for Tiazac(R) in European and other world markets, where it is sold through a number of licensing agreements with local pharmaceutical companies.

GENERIC VERELAN

During the third quarter, sales activity was reported following the late second quarter US launch of Biovail's generic version of the successful calcium channel blocker, Verelan, used in the treatment of hypertension. This product is being marketed by Teva Pharmaceuticals.

GENERIC ADALAT CC

Towards the end of the quarter, Biovail announced the acquisition of exclusive US marketing rights to Elan Corporation's generic version of Adalat CC. This will allow Biovail, through its marketing partner Teva Pharmaceuticals, to launch Elan's 30mg dose of generic Adalat CC in the US six months earlier than scheduled and with six months of market exclusivity.

In addition, earlier in the year, Biovail received tentative FDA approval for its 30mg and 60mg dosage of a generic version of Adalat CC. On launch of the 60mg dose, Biovail will have six months of market exclusivity. Adalat CC, used in the treatment of hypertension, has annual US sales of approximately $350 million.
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GENERIC CARDIZEM CD

Tentative FDA approval was received for Biovail's generic version of Cardizem CD. Indicated for the treatment of angina and hypertension, Cardizem CD had 1998 US sales in excess of $700 million. Biovail is free to market its generic version in December 1999 upon expiry of a competitor's 180 day "first to file"statutory exclusivity period. Biovail's generic version of Cardizem CD will also be marketed in the US by Teva Pharmaceuticals.

CRYSTAAL CORPORATION

Biovail's Canadian sales and marketing division, Crystaal, continued to gain market share and revenue, driven by sales of Tiazac(R) and the recent launches of Retavase, a clot dissolving medication;Brexidol, used for pain relief;the anti-depressant Celexa; and Cardiac STATus(TM), a rapid point-of-care diagnostic test for heart attacks. In addition Corlopam, an in-licensed product, has been submitted for approval to the Canadian regulatory authorities.

PRODUCT PIPELINE

Progress continued in both the Company's ANDA and NDA pipelines during the quarter. In the ANDA pipeline, Biovail currently has several additional products awaiting FDA approval in the US. These include generic versions of: Dilacor XR, Procardia XL and Voltaren XR. The Company's NDA pipeline also continued to move forward with products being developed on behalf of Intelligent Polymers Ltd. and a proprietary controlled-release version of Celexa, a leading anti-depressant.

FUISZ ACQUISITION

The most exciting news in the third quarter was Biovail's acquisition of Fuisz Technologies Ltd. Fuisz is a company specializing in advanced drug delivery technologies, including its patented CEFORM(TM) and Shearform(TM) technologies. It has modern research and manufacturing facilities in Chantilly, Virginia.

The acquisition of Fuisz further strengthens Biovail's position as a leader in drug delivery technology and offers numerous strategic benefits. These include the ability to apply an expanded variety of advanced drug delivery technologies and delivery formats to a broader range of drugs, and the synergies created by the sharing of scientific knowledge, expertise and technologies between the two companies. Biovail will also benefit from Fuisz's extensive
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network of positive working relationships within the pharmaceutical industry.
And finally, the acquisition has allowed Biovail to expand its US presence and provides a base for additional US expansion opportunities.

PUBLIC OFFERING

Subsequent to the third quarter, Biovail completed a successful public offering of 5,000,000 common shares. A total of 4,545,000 shares were sold in the US and outside of Canada, and 455,000 shares were sold in Canada. Gross proceeds from this offering were $255 million. These proceeds will allow Biovail to capitalize on exciting opportunities that present themselves in the pharmaceutical industry.

RECORD RESULTS

The Company reported record third quarter and year-to-date financial results for the period ended September 30, 1999. Revenue for the third quarter and first nine months increased by 57% and 44% respectively to $45.6 million and $110.0 million, compared to 1998 third quarter revenue of $29.0 million and first nine months revenue of $76.1 million. Operating income for the third quarter 1999 was $21.3 million and for the first nine months was $48.4 million, representing increases of 53% and 49% respectively over the same periods of 1998. Net income for the third quarter was $17.1 million, or $0.70 per share, a 30% increase over net income of $13.2 million or $0.49 per share for third quarter 1998. For the first nine months of 1999, net income was $37.5 million, or $1.53 per share, a 23% increase over net income of $30.6 million, or $1.14 per share, for the first nine months of 1998.

I would like to take this opportunity to thank the employees who continue to work hard on behalf of the Company and shareholders for their support.



(signed) Eugene Melnyk


EUGENE MELNYK
Chairman of the Board
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CONSOLIDATED BALANCE SHEETS

(ALL dollar amounts are expressed in thousands of U.S. dollars)


                                                     September 30,         December 31,
                                                             1999                 1998
                                                       (Unaudited)            (Audited)
---------------------------------------------------------------------------------------
ASSETS
CURRENT
  Cash and short-term deposits                           $  22,938           $  78,279
  Accounts receivable                                       48,060              42,768
  Inventories                                               14,053              10,542
  Executive stock purchase plan loans                        2,320               2,924
  Deposits and prepaid expenses                              3,425               3,357
---------------------------------------------------------------------------------------
                                                            90,796             137,870
LONG-TERM INVESTMENTS                                       10,055              10,055
INVESTMENT IN FUISZ TECHNOLOGIES LTD.                       77,118                   -
CAPITAL ASSETS, net                                         26,930              23,677
OTHER ASSETS, net                                           28,574              28,317
---------------------------------------------------------------------------------------
                                                         $ 233,473           $ 199,919
---------------------------------------------------------------------------------------
LIABILITIES
CURRENT
  Accounts payable                                       $  17,013           $  12,244
  Accrued liabilities                                        8,163               4,129
  Income taxes payable                                       2,007               1,004
  Customer prepayments                                      17,443               4,516
  Current portion of long-term debt                            747                 653
---------------------------------------------------------------------------------------
                                                            45,373              22,546
LONG-TERM DEBT                                             125,478             126,182
---------------------------------------------------------------------------------------
                                                           170,851             148,728
---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Share capital                                             21,797              19,428
  Warrants                                                   8,244               8,244
  Retained earnings                                         32,275              24,748
  Cumulative translation adjustment                            306              (1,229)
---------------------------------------------------------------------------------------
                                                            62,622              51,191
---------------------------------------------------------------------------------------
                                                         $ 233,473           $ 199,919
---------------------------------------------------------------------------------------

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CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts except per share data are expressed in thousands of U.S.dollars)


                                                               Three Months Ended
                                                                  September 30,
                                                            ------------------------
(Unaudited)                                                 1999                1998
---------------------------------------------------------------------------------------
REVENUE                                                $  45,607           $  28,990
EXPENSES
  Cost of goods sold                                       8,946               6,946
  Research and development                                 7,699               4,047
  Selling, general and administrative                      7,678               4,067
---------------------------------------------------------------------------------------
                                                          24,323              15,060
---------------------------------------------------------------------------------------
OPERATING INCOME                                          21,284              13,930
EQUITY IN LOSS OF FUISZ TECHNOLOGIES LTD.                   (361)                  -
INTEREST EXPENSE, net                                     (2,722)                (97)
---------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                18,201              13,833
PROVISION FOR INCOME TAXES                                 1,062                 629
---------------------------------------------------------------------------------------
NET INCOME                                             $  17,139           $  13,204
---------------------------------------------------------------------------------------
EARNINGS PER SHARE                                     $    0.70           $    0.49
---------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                           24,451,000          26,899,000
---------------------------------------------------------------------------------------
SEGMENTED INFORMATION
REVENUE FROM EXTERNAL CUSTOMERS
  Product sales                                        $  28,730           $  16,540
  Research and development                                12,240               8,974
  Royalty and licensing                                    4,637               3,476
---------------------------------------------------------------------------------------
                                                       $  45,607           $  28,990
---------------------------------------------------------------------------------------
SEGMENT OPERATING INCOME (LOSS)
  Product sales                                        $  14,421           $   6,960
  Research and development                                 4,015               4,406
  Royalty and licensing                                    4,651               3,417
  Unallocated                                             (1,803)               (853)
---------------------------------------------------------------------------------------
                                                       $  21,284           $  13,930
---------------------------------------------------------------------------------------

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CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts except per share data are expressed in thousands of U.S. dollars)

                                                               Nine Months Ended
                                                                 September 30,
                                                            ------------------------
(Unaudited)                                                 1999                1998
---------------------------------------------------------------------------------------
REVENUE                                                $ 110,002           $  76,135
EXPENSES
  Cost of goods sold                                      21,833              18,956
  Research and development                                19,482              12,179
  Selling, general and administrative                     20,282              12,521
---------------------------------------------------------------------------------------
                                                          61,597              43,656
---------------------------------------------------------------------------------------
OPERATING INCOME                                          48,405              32,479
EQUITY IN LOSS OF FUISZ TECHNOLOGIES LTD.                   (361)                  -
INTEREST EXPENSE, net                                     (8,171)               (254)
---------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                39,873              32,225
PROVISION FOR INCOME TAXES                                 2,370               1,629
---------------------------------------------------------------------------------------
NET INCOME                                             $  37,503           $  30,596
---------------------------------------------------------------------------------------
EARNINGS PER SHARE                                     $    1.53           $    1.14
---------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                           24,451,000          26,899,000
---------------------------------------------------------------------------------------
SEGMENTED INFORMATION
REVENUE FROM EXTERNAL CUSTOMERS
  Product sales                                        $  66,271           $  45,303
  Research and development                                27,592              20,927
  Royalty and licensing                                   16,139               9,905
---------------------------------------------------------------------------------------
                                                       $ 110,002           $  76,135
---------------------------------------------------------------------------------------
SEGMENT OPERATING INCOME (LOSS)
  Product sales                                        $  30,255          $  17,797
  Research and development                                 6,590              7,363
  Royalty and licensing                                   15,928              9,711
  Unallocated                                             (4,368)            (2,392)
---------------------------------------------------------------------------------------
                                                       $  48,405          $  32,479
---------------------------------------------------------------------------------------

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

                                                                  Nine Months Ended
                                                                    September 30,
                                                                ----------------------
(Unaudited)                                                     1999              1998
---------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH
  RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
  Net income for the period                                $  37,503        $   30,596
  Depreciation and amortization                                4,960             3,534
  Equity in loss of Fuisz
    Technologies Ltd.                                            361                 -
---------------------------------------------------------------------------------------
                                                              42,824            34,130
  Changes in non-cash operating items:
    Increase in accounts receivable                           (5,174)           (3,659)
    Increase in inventories                                   (3,432)           (1,462)
    Increase in deposits
      and prepaid expenses                                       (68)             (521)
    Increase in accounts payable
      and accrued liabilities                                  8,999             1,033
    Increase in income taxes payable                           1,026               809
    Increase in customer prepayments                          12,927             2,995
---------------------------------------------------------------------------------------
                                                              14,278              (805)
---------------------------------------------------------------------------------------
                                                              57,102            33,325

INVESTING
  Additions to capital assets,net                             (5,281)           (2,505)
  Executive stock purchase plan loans                            719                66
  Acquisition of product rights                               (2,203)                -
  Investment in Fuisz Technologies Ltd.                      (77,479)                -
  Acquisition of long-term investments                             -           (10,000)
  Acquisition of royalty interest                                  -           (15,000)
  Increase in other assets                                         -            (4,165)
---------------------------------------------------------------------------------------
                                                             (84,244)          (31,604)
---------------------------------------------------------------------------------------
FINANCING
  Acquisition of share capital                               (30,593)          (22,598)
  Issuance of share capital                                    2,985             3,776
  Reduction in other long-term debt                             (667)           (8,455)
  Increase in other long-term debt                                 -            19,141
---------------------------------------------------------------------------------------
                                                             (28,275)           (8,136)
---------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES
  ON CASH                                                         76               (19)
---------------------------------------------------------------------------------------
DECREASE IN CASH AND
  CASH EQUIVALENTS                                           (55,341)           (6,434)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                         78,279             8,275
---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                            $  22,938         $   1,841
---------------------------------------------------------------------------------------
REPRESENTED BY:
  Cash and short-term deposits                             $  22,938         $  11,892
  Bank indebtedness                                                -           (10,051)
---------------------------------------------------------------------------------------
                                                           $  22,938         $   1,841

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SHAREHOLDER INFORMATION




Head office
Biovail Corporation International
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

How to Reach Us for More Information
For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations or visit our web site.

By mail:
Biovail Corporation International
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

By phone:
(416) 285-6000

By fax:
(416) 285-6499

By
e-mail:
ir@biovail.com

Web site:
www.biovail.com



CORPORATE INFORMATION


STOCKLISTING                             REGISTRARS AND TRANSFER AGENTS
New York Stock Exchange                  CIBC Mellon Trust Company
Toronto Stock Exchange                   Toronto, Ontario
Symbol: BVF

                                         ChaseMellon
                                         Shareholder Services
                                         New York, USA

To the extent any statements made in this report contains information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.
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                                     BIOVAIL

                           CORPORATION INTERNATIONAL














             2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel 416-285-6000 Fax 416-285-6499